UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

Compound Real Estate Bonds, Inc.

(Exact name of registrant as specified in its charter)

Delaware	88-2224023
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1185 Avenue of the Americas, 3rd floor

New York, NY 10036

(Mailing Address of principal executive offices)

1-800-560-5215

Issuer’s telephone number, including area code

i

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, the term “Compound”, “we”, “us”, “our” or “the Company” refers to Compound Real Estate Bonds, Inc.

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in our initial and any subsequent offerings (the “Offering(s)”);

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	increased interest rates and operating costs;

●	our failure to obtain necessary outside financing;

●	difficulties in identifying properties to invest in and consummating real estate acquisitions, developments, joint ventures and dispositions;

●	our failure to successfully operate acquired properties and operations;

●	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

●	climate change and natural disasters that could adversely affect our properties and our business;

●	exposure to liability relating to environmental and health and safety matters;

●	changes in real estate and zoning laws and increases in real property tax rates;

●	failure of acquisitions to yield anticipated results;

●	our level of debt and the terms and limitations imposed on us by our debt agreements;

●	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

●	legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

●	changes in business conditions and the market value of our assets, including changes in interest rates, tenant defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

●	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by affiliates of our Manager;

●	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

●	defaults on or non-renewal of leases by tenants;

●	decreased rental rates or increased vacancy rates;

●	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

●	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

●	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

[Remainder of page intentionally left blank]

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Formation

We were incorporated under the laws of the State of Delaware on November 2, 2021 initially by Impactology Financial Corporation (“IFC”). On November 4, 2021, we issued 10,001 shares of our common stock to IFC in exchange for $50,100. On March 11, 2022, the Company effected a reverse stock split, reducing the Company’s 10,000,000 authorized shares of common stock to 5,000 shares of common stock. As a result, the 10,001 shares owned by IFC converted to 5 shares of common stock, representing all of the outstanding shares of common stock of the Company. Subsequently, on March 17, 2022, IFC transferred all of its 5 shares of the Company’s common stock to CRH, which became the new parent of the Company. CRH is the sole stockholder of the Company’s common stock, and was formed by the same individuals behind IFC, which is now non-operational. The purpose of establishing CRH was a re-branding effort.

Results of Operations

From January 1, 2026 through June 30, 2026, we earned revenues of $740,269, which was less than the $746,448 in interest we accrued on outstanding Compound Bonds. Additionally, our total expenses for this period were $959,891, with Professional Expenses of $177,744, which include fees for legal, accounting, and audit services, along with a major proportion allocated to management and consulting fees necessary for the company’s ongoing operations and investment strategy. This resulted in a loss of $219,622 for the period. By contrast, during the period from January 1, 2025 through June 30, 2025, we earned revenues of $739,600, which was substantially greater than the $180,698 in interest we accrued on outstanding Compound Bonds. However, our total expenses for that period were $1,067,392, resulting in a $327,792 loss for the period.

Since our offering is now closed, we are no longe incurring advertising expenses, and our Professional Expenses for the first six months of 2026 have decreased by 60% ($261,374) when compared to the first six months of 2025. However, we incurred a $219,622 loss for the first six months of 2026, only $107,501 less than our $327,792 loss for the first six months of 2026, due to the large increase in the cost of interest on our outstanding bonds ($746,448 compared to $180,698).

Liquidity and Capital Resources

As of August 31, 2026, we had a total of $15,839,877 in Compound Bonds outstanding (principal and interest), plus an additional $2,040,893 due to related parties and we had approximately $9,038 in other liabilities, but only $1,714,889 in cash and cash equivalents with which to satisfy potential redemptions, with an additional $1,908,117 in accounts receivable and $9,736,287 deployed in mortgage and real estate assets.

As of June 30, 2025, we had $1,673,563 in cash and cash equivalents, while the total original principal amount of the outstanding Compound Bonds was $14,325,182, and the total outstanding amount of original principal and compounded interest on Compound Bonds was $14,396,506. The Company had an additional with an additional $11,455,358 in less liquid assets, primarily consisting of $1,702,568 in accounts receivable and $9,736,287 deployed in mortgage and real estate assets. In addition to Compound Bonds outstanding, the Company had an additional $1,970,893 due to related parties and $29,038 in accounts payable. Overall, the Company had $13,128,91 in Assets but $16,396,437 in liabilities, with liabilities being greater than assets by $3,267,516.

As of December 31, 2025, we had liquid assets of $6,828,064, (consisting of $1,847,385 in cash and cash equivalents and $4,980,679 in Treasury Bills), while the total original principal amount of the outstanding Compound Bonds was $19,007,784, and the total outstanding amount of original principal and compounded interest on Compound Bonds was $19,345,217. In addition to Compound Bonds outstanding, the Company had an additional $4,065,147 due to related parties, $29,038 in accounts payable, and $13,070 in credit card liabilities. Overall, the Company had $20,404,578 in Assets but $23,452,472 in liabilities, with liabilities being greater than assets by $3,047,894.

As of June 30, 2026 and the date of this report, the Company is generating sufficient revenues to cover the compounding interest on its Compound Bonds, but its revenues are insufficient to pay such interests along with the Company’s other operating costs. We do not have any external sources of capital, other than advances from CH, which is under no obligation to advance us any funds. The Company cannot provide any assurances that it will generate sufficient revenue to pay off the Compound Bonds and its additional debts. The Company currently has no binding agreements, arrangements, or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. As such, in order for us to close successfully on additional investments we will need to either raise sufficient additional funds in the offering or be able to borrow adequate funds.

Going Concern

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company is not generating sufficient revenues to pay its operating expenses, and there is no assurance that the Company will be able to pay all principal and interest due on its issued bonds. The Company’s Regulation A offering ended on September 19, 2025, and the Company has no plans to raise additional capital. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

We cannot assure you that our existing assets will generate enough revenue to pay all bonds in full. Additionally, should demand for redemptions exceed our ability to meet such demand with ready reserves, we will be dependent on Compound Real Estate Holdings, Inc. (“CH”) to provide capital for our operations. CH, however, is under no obligation to advance any funds. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Contingent Liabilities

We may be subject to lawsuits, investigations, and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of June 30, 2026.

Income Taxes

Compound Bonds will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly, and all tax and accounting questions should be directed towards a certified public accountant.

As of June 30, 2026, we had no projected federal or state income tax expense.

Off-Balance Sheet Arrangements

As of the date of this Semi-Annual Report. we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our Members or investors.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our financial statements appearing elsewhere in this report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Trends & Uncertainties

The Company has concluded its active fundraising activities under its Regulation A+ offering and is no longer raising new capital from investors. The Company’s current focus is managing its existing portfolio of real estate-backed assets, servicing its outstanding bond obligations, and optimizing returns on deployed capital.

The Company continues to implement its value-driven investment strategy, focusing on real estate and real estate-related debt. CREB remains focused on the U.S. real estate market, which continues to present opportunities informed by key fundamentals including the rising cost of first-time homeownership and stringent credit standards in the conventional mortgage sector. These dynamics continue to support demand for alternative real estate financing, which underpins the performance of the Company’s existing loan portfolio.

The Company’s primary objective in the current period is the continued performance of its deployed assets, disciplined management of operating expenses, and meeting its obligations to existing bondholders. Interest income from maturing assets is expected to be the primary revenue source, and the Company anticipates improving operational efficiency as it transitions from a growth-stage capital raising posture to mortgage management / Origination and debt servicing focus.

The Company’s outstanding bonds remain payable on demand. As the Company is no longer deploying new investor capital into illiquid real estate assets, the risk profile of this liability structure has evolved. However, the Company continues to monitor liquidity carefully to ensure it maintains sufficient reserves to meet redemption requests as they arise. Should redemption demand exceed available liquid reserves, the Company may need to seek additional financing or liquidate assets.

Item 2. Other Information

None.

Item 3. Financial Statements

Compound Real Estate Bonds, Inc.

Updated Consolidated Financial Statements (Unaudited)
For the Six Months Period Ended June 30, 2026, and June 30, 2025

Compound Real Estate Bonds, Inc.

Compound Real Estate Bonds, Inc.

Consolidated Balance Sheet (Unaudited)

As of

	June 30, 2026	December 31, 2025
Assets
Cash & Cash Equivalents	$1,673,563	$1,847,385
Accounts Receivable	$1,702,568	$1,153,724
Treasury Bills	$-	$4,980,679
Mortgage Investments	$9,726,287	$12,396,287
Other Real Estate Assets	$10,000	$10,000
Office Equipments	$1,243	$1,243
Software Development (net)	$15,260	$15,260
TOTAL ASSETS	$13,128,921	$20,404,578

Liabilities
Accounts Payable	$29,038	$29,038
Credit Card	$0	$13,070
Bank Over Draft	$-	$-
Accrued Interest	$71,324	$337,433
Beta Testing	$-	$-
Compound Bonds	$14,325,182	$19,007,784
Due to Related Parties	$1,970,893	$4,065,147
Total Liabilities	$16,396,437	$23,452,472

Shareholder’s Equity
Common Stock	$1	$1
Additional Paid-in Capital	$96,249	$96,249
Drawings	$-	$-
Retained Earnings	$(3,363,766)	$(3,144,144)
Total shareholder’s Equity	$(3,267,516)	$(3,047,894)

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$13,128,921	$20,404,578

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Operations (Unaudited)

For the

	Period	Period
	Jan’26 - Jun’26	Jan’25 - Jun’25
Operating Expenses
Legal	$-	$60,206
Other General and Administrative	$35,699	$21,909
Other Professional	$177,744	$439,118
Advertising and Marketing	$-	$308,682
Software & Subscriptions	$-	$56,781
Interest on Bonds	$746,448	$180,698
Software Development & Maintenance	$-	$-
Software Amortization	$-	$-
Total Operating Expenses	$959,891	$1,067,392

Other Incomes
Interest earned on Treasury Bonds	$56,925	$49,312
Interest earned on Mortgages	$682,269	$498,740
Origination/Other Fees earned on Mortgages	$1,074	$191,547
Total Other Incomes	$740,269	$739,600

Loss Before Income Taxes	$(219,622)	$(327,792)

Less Provision for Income Taxes	$-	$-

Net Loss	$(219,622)	$(327,792)

Basic and Dilutive Net Loss Per Share	$(43,924)	$(65,558)
Basic and Dilutive - Weighted average number of common shares outstanding	5.00	5.00

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Changes in Shareholder’s Equity (Unaudited)

	Common Shares	Common Stock, Par $0.0001	Additional Paid in Capital	Accumulated Deficit	Total
Balance at June 30, 2024	5	$1	$96,249	$(785,347)	$(689,097)

Share issuances:
Shareholder’s contributed capital	-	$-	$(4,227)	$-	$(4,227)
Net loss	-	$-	$-	$(931,996)	$(931,996)

Balance at December 31, 2024	5	$1	$92,023	$(1,717,344)	$(1,625,320)

Share issuances:
Shareholder’s contributed capital	-	$-	$-	$-	$-
Net loss	-	$-	$-	$(327,792)	$(327,792)

Balance at June 30, 2025	5	$1	$92,023	$(2,045,136)	$(1,953,112)

Share issuances:
Shareholder’s contributed capital	-	$-	$-	$-	$-
Net loss	-	$-	$-	$(1,094,781)	$(1,094,781)

Balance at December 31, 2025	5	$1	$92,023	$(3,139,917)	$(3,047,894)

Share issuances:
Shareholder’s contributed capital	-	$-	$-	$-	$-
Net loss	-	$-	$-	$(219,622)	$(219,622)

Balance at June 30, 2026	5	$1	$92,023	$(3,359,539)	$(3,267,516)

The accompanying notes are an integral part of these consolidated financial statements.

Compound Real Estate Bonds, Inc.

Consolidated Statement of Cash Flows (Unaudited)

	Period	Period
	Jan’26 - Jun’26	Jan’25 - Jun’25
Cash Flow from Operating Activities
Net Income (Loss)	$(219,622)	$(327,792)
Add Non-Cash Expense: Software Amortization	$-	$-

Adjustments to reconcile net loss to net cash used in operating activities:
Increase in current liabilities	$(2,373,432)	$(167,125)
Decrease in current assets	$(548,844)	$(17,107)
Net cash provided by Operating Activities	$(3,141,899)	$(512,024)

Cash flow from Investing Activities
Payments for Treasury Bills	$4,980,679	$3,701,167
Payments for Mortgage Investments	$2,670,000	$(12,211,000)
Payments for Other Real Estate Assets	$-	$(10,000)
Net cash provided by Investing Activities	$7,650,679	$(8,519,832)

Cash flow from Financing Activities
Shareholder’s contributed capital	$-	$-
Net Receipts from issuing bonds	$(4,682,603)	$7,721,639
Net cash provided by Financing Activities	$(4,682,603)	$7,721,639

Net change in Cash & Cash Equivalents	$(173,822)	$(1,310,218)
Cash & Cash Equivalents at beginning of period	$1,847,385	$3,763,717
Cash & Cash Equivalents at end of period	$1,673,563	$2,453,499

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Impact Bonds, Inc., a Delaware corporation was founded on November 2, 2021. Its name was changed to Compound Real Estate Bonds, Inc. (“the Company” or “CBI”) on March 11, 2022. The Company is in the business of issuing debt bonds to raise capital to pool and invest in real estate loans and mortgages that will be issued by its wholly owned subsidiary Compound Lending, LLC (“CLL”) and it has now begun to generate revenue. The Company formed, its subsidiary, CLL on March 16, 2022. CLL has now begun operations. The head office of the Company is located at 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States.

The Company’s fiscal year-end is December 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has started generating revenues. These conditions raise about its ability to continue as a going concern for a period of twelve months from the issuance date of this report. On June 30, 2025 and June 30, 2026, the Company incurred losses of $327,792 and $219,622 respectively.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or (“U.S. GAAP”) as found in the Accounting Standards Codification (“ASC”), the Accounting Standards Update(“ASU”) of the Financial Accounting Standards Board (“FASB”) and are expressed in US Dollars. Significant accounting policies applicable to the Company are summarized as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of reporting within the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid securities purchased with a maturity of 90 days or less to be cash and cash equivalents.

Related party disclosures

Under ASC 850 “Related Party Transactions” an entity or person is considered to be a “related party” if it has control, significant influence or is a key member of management personnel. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company in accordance With the standard ASC 850 presents disclosures about related party transactions and outstanding balances with related parties, see Note 9.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

In accordance with ASC 820 “Fair Value Measurement” the Company categorizes financial instruments in a ‘fair value hierarchy’. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

●	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability and the asset or liability is traded in an active market.

●	Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means (‘market-corroborated inputs’).

●	Level 3 inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity’s own data, taking into account all information about market participant assumptions that is reasonably available.

The Company has no financial instruments requiring hierarchy classification and disclosure.

Intangible Assets

In accordance with ASC No. 350-40, internal use software are Intangible assets that are not sold, leased or marketed but are acquired or internally developed to meet an entity’s internal needs. Such intangibles have an estimable useful life, are amortized over this period and reviewed for impairment if impairment indicators arise. Accordingly, amortization of the asset is determined from the date it is placed in service. The Company spent on developing the software to facilitate the issuance of bonds to clients.

Income taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of June 30, 2025 and June 30, 2026, the Company has not established a liability for uncertain tax positions.

Share capital

In accordance with ASC 505 “Equity” the Company considers an equity instrument to be any contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issuance of new shares are recognized in equity as a reduction from the gross proceeds received from the issued shares. Share capital is reported on the balance sheet and statement of changes in shareholder’s equity.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation

The consolidated financial statements present balances of the Company. Its wholly owned subsidiary CLL has also begun operations and has values to report as part of the consolidation as of June 30, 2026. In accordance with ASC Topic 810 “Consolidation”, intercompany accounts and transactions would be eliminated in consolidation.

Basic and diluted earnings per share

Under ASC 260 “Earnings Per Share”, public companies shall present basic and diluted per-share amounts for income from continuing operations and for net income on the face of the income statement with equal prominence. The Company presents this information accordingly, because it is qualified by the SEC for a Regulation A offering, which allows it to raise capital of up to $75 million from the issuance of bonds. Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period shall be weighted for the portion of the period that they were outstanding. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The Company had no dilutive instruments on June 30, 2025, or June 30, 2026, and therefore the basic and dilutive loss per share on the statement of operations are the same, at an amount of $65,558 and $43,924 respectively.

Recently issued accounting standards

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The standard also requires additional disclosures related to significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. Operating lease receivables are excluded from the scope of this guidance. The amended guidance is effective for the Company for fiscal years, and interim periods within those years, beginning January 1, 2023. As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future consolidated financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 4. CONCENTRATION AND CREDIT RISK

Financial instruments, which potentially subject CBI to credit risk, consist principally of cash. Cash deposits are maintained with a financial institution in the USA that is credit worthy. CBI maintains all cash with a bank insured up to $250,000 by the Federal Deposit Insurance Corporation. CBI at inception adopted a policy to closely monitor economic and regulatory conditions as it relates to federally uninsured balances, to promptly mitigate risks. Currently, CBI’s only source of capital to initiate and sustain operations came from its sole shareholder and parent company and income from operations.

NOTE 5. INTANGIBLE ASSETS

During 2022, the Company entered into an agreement with a media company to have a mobile app and website developed permitting it to communicate with clients and issue bonds. The company paid $38,152 for these software applications until they were ready to onboard new users. The development and maintenance of these applications will be ongoing throughout the life of the business. These assets were not placed into services in 2022. The application was under beta testing during 2022 and began onboarding users from Jan 2023. The management intends to charge amortization on software development cost incurred till 31st December 2022 over next 60 months. Any expenditure during 2023 and 2024 done for software maintenance is charged to the Income Statement. On June 30, 2025, and 2026 balance details for intangible assets were as follows:

	On June 30, 2026
INTANGIBLE ASSETS	2026	2025
Computer software	$22,891	$26,706
Accumulated amortization	$(7,631)	$(3,815)
INTANGIBLE ASSETS, NET	$15,260	$22,891

NOTE 6. INCOME TAXES

The Company’s tax expense differs from the “expected” tax expense for Federal and State income tax purposes (computed by applying the United States Federal tax rate of 21% and the State tax rate of 4.5% to income before taxes), as follows:

	For the Period Ending June 30, 2026
	Jan’26 - Jun’26	Jan’25 - Jun’25
Income tax expense (credit) at statutory rate	$(56,004)	$(83,587)
Less nontaxable capital gain	$-	$-
Increase in valuation allowance	$56,004	$83,587
Income tax expense per books	$-	$-

The tax effects of the temporary differences between reportable consolidated financial statement income and taxable income are recognized as deferred tax assets and liabilities.

The tax effect of significant components of the Company’s deferred tax assets and liabilities on June 30, 2025, and June 30, 2026, are estimated to be as follows:

	For the Period Ending June 30, 2026
	Jan’26 - Jun’26	Jan’25 - Jun’25
NOL Carryover	$394,387	$231,603
Valuation allowance	$(394,387)	$(231,603)
Net deferred tax asset	$-	$-

NOTE 7. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 8. EQUITY – SHAREHOLDER’S EQUITY

On November 4, 2021, the founder of the Company, Impactology Financial Corporation (“IFC”), contributed $50,100 in cash for the initial issuance of 10,001 shares of common stock.

On March 11, 2022, the Company had a reverse stock split, converting its, 10,000,000 authorized common shares to 5,000 common shares and retained its par value at $0.0001. As a result, its 10,001 common shares issued and outstanding converted to 5 common shares issued and outstanding.

During 2022, the sole shareholder of the Company contributed cash in the amount of $23,285 for operational expenses.

Till June 30, 2026, the sole shareholder of the Company contributed cash in the amount of $96,249 for operational expenses.

NOTE 9. RELATED PARTIES

In 2021 the Company received capital contributions from IFC, its parent company and sole shareholder for the issuance of common shares, see Note 8.

CBI’s Registered corporate office address is 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States, it is leased by Compound Administrative Services LLC (“CAS”) a related party by common ownership. CAS permits the Company to use this office without charge. It was determined that the current use of the has no material fair value, in consideration that CBI has no employees, operations or physical assets that occupy the premises and presently uses the location as a business address.

At the end of the reporting period, the Company owed $1,970,893 to related parties. This included $1,547,663 owed to CASL for CREB I bond redemptions paid on the Company’s behalf, $415,250 owed to CGB for investor funds transferred from CREB I to a CGB portfolio, and $7,980 from other related-party transactions. These amounts resulted primarily from centralized processing of investor redemptions and transfers among affiliated entities.

Related party debt is due on demand and does not bear interest.

All the expenses incurred by CAS on behalf of CREB amounting to $148,356 between January 01, 2026 and June 30, 2026, which is shown as follows:

Expenses	CAS
Advertising and Marketing	-
Management Fees	77,817
Legal Fees	6,150
Compound Bonds	-
Other General and Administrative	22,596
Software & Subscriptions	-
Other Professional	41,793
Software Development & Maintenance	-
TOTAL	148,356

The Company formed CLL on March 16, 2022. The company intends for CLL to operate as a lender of residential and commercial mortgages, a role directly related to CBI’s business objectives as an investor in mortgage-backed securities. CLL has now begun operations and has balances to report on or during June 30, 2025 and 2026 as part of the consolidation.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated the consolidated financial statements for subsequent events through June 30, 2026, the date these consolidated financial statements were available to be issued.

During 2023 Company initiated its marketing and promotional strategy to increase brand awareness and attract potential customers.

The Company began to onboard new app users through its digital platform to sell bonds and bondholders began to purchase bonds in January 2023. The issued bonds bear interest at 7% per annum, later revised to 8.5% w.e.f 9th April 2024, based on 365 days in a year, with interest credited daily to the bondholders’ accounts. The bonds are redeemable at any time given a five (5) days’ notice by the bondholder/Payee. The par value plus any accrued but unpaid interest is included in the redemption amount.

The Company plans to use these proceeds to purchase mortgages and generate income on these mortgages. Several mortgages have been purchased and income has been generated to date.

All subsequent payments made to bondholders were redemptions paid in accordance with the bondholder agreement.

The Company has concluded its active fundraising activities under its Regulation A+ offering and is no longer raising new capital from investors from this offering only. The Company’s current focus is managing its existing portfolio of real estate-backed assets, servicing its outstanding bond obligations, and optimizing returns on deployed capital

The consolidated financial statements do not include any adjustment that may result from these conditions.

Management is not aware of any other events that have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

Item 4 Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation.*
2.2	Certificate of Amendment to Certificate of Incorporation*
2.3	Bylaws*
3.1	Form of Compound Bond.***
4.1	Form of Compound Bond Investor Agreement (for cash).*
4.2	Form of Compound Bond Subscription Agreement (for Bond Rewards for Eligible Referrals).*
4.3	Form of Compound Bond Auto-Invest Program information.*
6.1	Administrative Services Agreement dated March 17, 2022 by and between Compound Administrative Services LLC and Compound Real Estate Bonds, Inc.*
6.2	Amendment to Administrative Services Agreement dated November 13, 2023, by and between Compound Administrative Services LLC and Compound Real Estate Bonds, Inc.**

*	Previously filed with the preliminary offering circular dated April 4, 2022, and incorporated herein by reference.
**	Previously filed with the post-effective amendment to Form 1-A dated November 20, 2023, and incorporated herein by reference.
***	Previously filed with the post-effective amendment to Form 1-A dated March 21, 2025, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on September 28, 2026.

Compound Real Estate Bonds, Inc.

By	/s/ Inderjit Tuli
Inderjit Tuli, Chief Executive Officer

This report been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Inderjit Tuli	Chief Executive Officer, President and director	September 28, 2026
Inderjit Tuli	(principal executive officer)

/s/ Harminder Singh Burmi	Senior Vice President, Chief Financial Officer and director	September 28, 2026
Harminder Singh Burmi	(principal financial and accounting officer)